[LETTERHEAD OF GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC]


                                February 13, 2006


H. Christopher Owings
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549-3561

        Re:  Giant Motorsports, Inc. Amendment No. 2 to
             Registration Statement on Form S-1 (File No. 333-131001)

Dear Mr. Owings:

      On behalf of our client, Giant Motorsports, Inc. (the "Company"), set forth below are responses to your letter of comment dated February 10, 2006 (the "Letter") relating to Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). The comments from the Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2 to the Registration Statement (the "Amendment"). When we have provided language from the Amendment in our responses below, we have marked the language to show changes to the Amendment No. 1 to the Registration Statement filed on February 10, 2006.

      On behalf of the Company, the following are our responses to the Staff's comments:

Prospectus Summary, page 1

The Offering, page 2

1. We note that you have added disclosure in response to our oral comment given on February 9, 2006. Please revise to present the information in tabular format.

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 13, 2006
Page 2


RESPONSE:

      In response to the Staff's comment the Company has revised the disclosure by providing in tabular format at page 2 of the prospectus.

Risk Factors, page 5

If Outstanding Series A Shares, options and warrants are exercised..., page 12

2. We note that the risk factor addresses the dilution risk of issuing 14,080,000 shares of common stock in the offering. Please revise to include the full 26,356,000 shares that are being registered and the potential additional shares that may be issued as a result of the adjustments based upon the anti-dilution provisions of the Series A Shares and Series A Warrants.

RESPONSE:

      In response to the Staff's comment, the Company has revised the disclosure in this risk factor to address the additional shares that may be issued up to the total amount of shares of common stock being registered for resale under the Registration Statement.

Certain Relationships and Related Transactions, page 55

3. We note your response to comment 8 in our letter dated February 6, 2006. Please disclose the amount of the loan made to Andrews North, Inc. in 2002 and state whether any of the loans to Andrew North, Inc. remain outstanding.

RESPONSE:

      In response to the Staff's comment, the Company added this additional disclosure at page 55 of the prospectus.

Financial Statements

Organization, page F-8

4. We note your assertion in your response to comment 9 in our letter dated February 6, 2006 that the Stock Purchase and Reorganization Agreement effective January 16, 2004 should not be accounted for as a recapitalization, as American Busing Corporation had viable operations up to the point of the reverse merger transaction. However, you describe American Busing Corporation as an inactive public company in your significant accounting policies. Please clarify in this disclosure and all related disclosure throughout your document that American Busing Corporation is an operating entity or otherwise remove any reference that it is inactive.

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 13, 2006
Page 3


RESPONSE

      In response to the Staff's comment, the Company has removed the reference to American Busing Corporation as an inactive company at page F-8 of the prospectus.

Condensed Consolidated Statements of Cash Flow (Unaudited), page F-27

5. You indicate in your response to comment 4 in our letter dated February 6, 2006 that you made the necessary change to reflect the proper classification of the activities associated with the floor plan liability, removing the related line item from the financing activities section of your statement of cash flows and reporting it as a component of the operating activities section. We note, however, that the "Increase (decrease) in floor plan liability" line item appears in both the financing and operating activities sections of your consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004.

RESPONSE:

      In response to the Staff's comment, the Company has removed the "Increase (decrease) in floor plan liability" line item from financing activities in its Condensed Consolidated Statements of Cash Flow, at page F-27 of the prospectus, that it did not remove from its financial statements filed with Amendment No. 1 to the Registration Statement.

Additional Comments by Telephone on February 12, 2006

      We were contacted by Will Choi by telephone with the following additional comments:

1. The Company's independent auditors were asked to correct the Financial Statement Note reference in their Report of Independent Registered Public Accounting Firm at page F-2 of the prospectus.

RESPONSE

      The Company's independent auditors made such corrections in their Report in response to the Staff's comment.

2. The Company was asked to revise its Consolidated Statements of Stockholders' Equity - Restated, at page F-6 of the prospectus to reflect 7,850,000 shares of common stock outstanding for the years ended December 31, 2003 and 2002, and make all related changes throughout the prospectus.

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 13, 2006
Page 4

RESPONSE:

      In response to the Staff's comment, the Company revised its Consolidated Statements of Stockholders' Equity - Restated, at page F-6 of the prospectus. In addition: (i) the earnings per share and issued and outstanding shares in the Summary Financial Information at page 4 of the prospectus; (ii) the income from continuing operation per share in the Selected Financial Data at page 16 of the prospectus; (iii) the stockholder' equity section of the Company's Consolidated Balance Sheets at page F-4 of the prospectus; (iv) earnings per share in the Company's Consolidated Statements of Income at page F-5 of the prospectus; and
(v) the issued and outstanding shares in the table in Note A at page F-12 of the prospectus, have all been revised to reflect the changes made to the Consolidated Statements of Stockholders' Equity - Restated.

3. The Company was asked to revise its Condensed Consolidated Balance Sheet at page F-24 of the prospectus to breakout goodwill as a separate line item from intangibles, net, under Other Assets.

RESPONSE

      In response to the Staff's comment, the Company has revised its Condensed Consolidated Balance Sheet at Page F-24 of the prospectus.

      In addition to these changes, The company discovered some typos in the Selected Quarterly Financial Data table on page 18 of the prospectus and has corrected these.

      Please be advised that simultaneously herewith, the Company is filing acceleration requests for this Registration Statement on Form S-1 under the Securities Act of 1933, along with its Registration Statement on Form 8-A for the registration of the Series A Warrants under the Securities Exchange Act of 1934.

                                         Very truly yours,

                                         /s/ Scott M. Miller

                                         Scott M. Miller

Enclosures

cc:      Mr. Will Choi, Branch Chief
         Ellie Quarles, Esq., Special Counsel
         Kurt Murao, Esq.
         Ms. Regina Balderas